United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of December, 2006

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Resolutions adopted at the General ordinary shareholders' Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: December 05, 2006

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUMA, S.A. DE C.V. (NOW GRUMA, S.A.B. DE C.V.)

The undersigned, Secretary of the Board of Directors of GRUMA, S.A. de C.V., (now GRUMA, S.A.B. DE C.V.) hereby certifies:

That the General Ordinary Shareholders Meeting held on November 30, 2006, adopted the following resolutions which are summarized herein:

FIRST: Elected the Company's Directors, Proprietary and Alternates, as follows:

PROPRIETARY DIRECTORS	ALTERNATE DIRECTORS
ROBERTO GONZALEZ BARRERA	JAIRO SENISE
ROBERTO GONZALEZ MORENO	JOSE DE LA PENA Y ANGELINI
JUAN ANTONIO GONZALEZ MORENO	ROBERTO GONZALEZ VALDES
CARLOS HANK ROHN	CARLOS HANK GONZALEZ
JUAN A. QUIROGA GARCIA	RAUL A. PELAEZ CANO
JUAN MANUEL LEY LOPEZ	FRANCISCO VILLARREAL VIZCAINO
INDEPENDENT PROPRIETARY DIRECTORS	INDEPENDENT ALTERNATE DIRECTORS
HECTOR RANGEL DOMENE	JAIME ALATORRE CORDOBA
ADRIAN SADA GONZALEZ	MANUEL GUEMES DE LA VEGA
ROBERTO HERNANDEZ RAMIREZ	ESTEBAN MALPICA FOMPEROSA
ALFONSO ROMO GARZA	ADRIAN RODRIGUEZ MACEDO
BERNARDO QUINTANA ISAAC	DIEGO QUINTANA KAWAGE
JAVIER VELEZ BAUTISTA	JORGE VELEZ BAUTISTA
JUAN DIEZ-CANEDO RUIZ	FELIPE DIEZ-CANEDO RUIZ
ISMAEL ROIG	DAVID J. SMITH
FEDERICO GORBEA QUINTERO	STEVE MILLS

SECOND: The Meeting elected:

A). Mr. Roberto Gonzalez Barrera as the Chairman of the Board of Directors, and Mr. Jairo Senise as Alternate Chairman of the Board of Directors.

B). Mr. Salvador Vargas Guajardo as non-Director Secretary of the Company and Mr. Guillermo Elizondo Rios as his Alternate.

THIRD: The meeting qualified the independence of Messers Hector Rangel Domene, Adrian Sada Gonzalez, Roberto Hernandez Ramirez, Alfonso Romo Garza, Bernardo Quintana Isaac, Javier Velez Bautista, Juan Diez-Canedo Ruiz, Ismael Roig and Federico Gorbea, as well as its corresponding alternates, Messers Jaime Alatorre Cordoba, Manuel Guemes de la Vega, Esteban Malpica Fomperosa, Adrian Rodriguez Macedo, Diego Quintana Kawage, Jorge Velez Bautista, Felipe Diez-Canedo Ruiz, David J. Smith, and Steve Mills to integrate the Board of Directors, pursuant to Article 26 of the new ''Ley del Mercado de Valores'' (Mexican Securities Law).

FOURTH: Approved as compensation for the Company's Directors the amount of Ps$16,500.00 (sixteen thousand five hundred pesos 00/100) per assistance to each Board Meeting.

FIFTH: Approved as compensation for the members of the Audit and Corporate Governance Committees the amount of Ps$30,000.00 (thirty thousand pesos 00/100) per assistance to each Meeting of such Committees, as well as for the performance of their duties, studies and previous analysis carried out for each Meeting held.

SIXTH: Appointed the members of the Audit and Corporate Governance Committees, electing Mr. Javier Velez Bautista as President of both Committees, which are integrated as follows:

AUDIT COMMITTEE

CHAIRMAN:	JAVIER VELEZ BAUTISTA
FINANCIAL EXPERT:	JUAN DIEZ-CANEDO RUIZ
MEMBER:	HECTOR RANGEL DOMENE

CORPORATE GOVERNANCE COMMITTEE

CHAIRMAN:	JAVIER VELEZ BAUTISTA
FINANCIAL EXPERT:	JUAN DIEZ-CANEDO RUIZ
MEMBER:	HECTOR RANGEL DOMENE

SEVENTH: It authorized Salvador Vargas Guajardo, Carlos Marcos Iga and Guillermo Elizondo Rios, any of them, on behalf of the Company, to carry out any and all acts necessary to comply with the resolutions adopted in this Meeting, and if necessary, appear before a Notary Public of their choice to formalize, any portion or all of this minute, as well as to issue simple or certified copies of the same.

EIGHTH. It approved the content of the drafted minutes of the aforementioned Meeting.

Monterrey, Nuevo Leon, November 30, 2006

SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS

GRUMA, S.A. de C.V.
(NOW GRUMA, S.A.B. DE C.V.)